UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Valaris Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G9460G101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G
CUSIP No. G9460G101		Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
Lodbrok Capital LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,619,698

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
4,619,698

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,619,698

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.16%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G
CUSIP No. G9460G101		Page 3 of 4 Pages

Item 1(a)	Name of Issuer.

Valaris Limited (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Clarendon House,
2 Church Street, Hamilton, Bermuda, HM 11

Item 2(a)	Name of Person Filing.

Lodbrok Capital LLP (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office.

55 St James's Street, London, United Kingdom, SW1A 1LA.

Item 2(c)	Place of Organization.

United Kingdom

Item 2(d)	Title of Class of Securities.

Common Shares, $0.01 par value share (“Shares”)

Item 2(e)	CUSIP Number.

G9460G101

Item 3	Reporting Person.

(j) ☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)

If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment advisor

Item 4 Ownership.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2021, the Reporting Person may be deemed to beneficially own 4,619,698 Shares.

Item 4(b)	Percent of Class:

As of December 31, 2021, the Reporting Person may be deemed to beneficially own approximately 6.16% of the total number of Shares outstanding (based upon the information provided by the Issuer in its Form 10-Q filed with the SEC on November 2, 2021, there were 75,000,045 Shares outstanding as of October 28, 2021).

SCHEDULE 13G
CUSIP No. G9460G101		Page 4 of 4 Pages

Item 4(c)	Number of Shares of which such person has:

(i)	Sole power to vote or to direct the vote: 4,619,698

(ii)	Shared power to vote or to direct the vote : 0

(iii)	Sole power to dispose or to direct the disposition of: 4,619,698

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Shares reported herein are held for the benefit of various funds managed by the Reporting Person, none of which is known by the Reporting Person to have an interest of more than 5 percent of the class.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the Reporting Person as an investment manager registered with the Financial Conduct Authority of the United Kingdom is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SCHEDULE 13G
CUSIP No. G9460G101		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

LODBROK CAPITAL LLP

  By: /s/ Dushy Selvaratnam
  Name: Dushy Selvaratnam
  Title: Partner